MANAGEMENT'S DISCUSSION & ANALYSIS

STRATHMORE MINERALS CORP.

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2008

Strathmore Minerals Corp. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States. Management believes that the development of uranium properties presents an opportunity to increase shareholder value for the following reasons:

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Increased worldwide energy demand

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Increased demand for uranium.

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Long-term uranium demand/supply imbalance, resulting in a potential for significantly higher uranium prices

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Potential for long-term increased demand from developing countries as they construct new nuclear power plants

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The Company’s uranium projects are located in the United States where the domestic annual demand for uranium exceeds 50 million pounds, while production totals approximately 4-5 million pounds per year. The United States currently imports most of its domestic uranium requirements to meet the shortfall in supply.

This increased demand and higher prices has stimulated new exploration and development of both new and previously explored uranium properties. The Company believes it is uniquely positioned in the United States to capture substantial value due to its significant and high quality resource holdings and its highly experienced management team and staff.

This discussion should be read in conjunction with the unaudited interim consolidated financial statements and related notes of the Company for the nine months ended September 30, 2008 (the "Financial Statements"). The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 19, 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at www.strathmoreminerals.com, or by requesting further information from the Company’s head office located in Kelowna, BC, Canada.

Plan of Arrangement with Fission Energy Corp.

During the first quarter 2007, Strathmore announced its intention to enhance shareholder value by spinning off its Canadian and Peruvian exploration properties, in addition to $500,000 cash into a separate publicly traded company. At the Company’s Annual General and Special Shareholder’s meeting held in Vancouver on June 19, 2007, shareholders unanimously approved

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Plan of Arrangement with Fission Energy Corp. (cont’d…)

the spin-off and Fission Energy Corp. (“Fission”) was created to hold the spin-out assets. The Plan of Arrangement (the “Plan”) with Fission received British Columbia Supreme Court approval on June 22nd, and TSX Exchange and other regulatory approvals were received shortly thereafter.

Under the Plan, Strathmore shareholders received one new share of Strathmore Minerals Corp. and .333 shares of Fission Energy Corp. for each previously held share of Strathmore. During the quarter the Company announced the fair market value of distributed shares of Fission on July 17, 2007, the effective date of the Plan, to be 26.51% of the value of the previously held share of Strathmore. Shareholders are reminded that this determination of Fair Market Value is not binding on the Canada Revenue Agency or the US Internal Revenue Service. The above information is not intended to be, nor should it be considered to be legal or tax advice to any particular Shareholder, Option holder, or Warrant holder. Shareholders should consult with their tax advisors and review the Management Information Circular dated May 8, 2007.

Fission began trading as a new public company on July 25 on the TSX Venture Exchange under the symbol FIS.V, Strathmore Minerals Corp. continues to trade on the TSX Venture Exchange under the symbol STM.V. Upon completion of the Plan, all of Strathmore’s uranium exploration and development properties are now located in the United States.

Performance Summary and Update

Strathmore’s goal is to become a leading uranium producer in the United States. The Company finances its exploration and development through equity financing, by way of joint venture, option agreements or other means. The Company's properties are located primarily in the two largest historical uranium producing districts in the United States: Grants, New Mexico and the Gas Hills, Wyoming. The Roca Honda property in New Mexico and the Gas Hills properties in Wyoming are the Company’s most advanced uranium development projects.

During 2006, the uranium spot price began the year at US $37.50 /lb. and reached a new all-time high of US $72 /lb. by the end of the year. Development problems at Cameco Corp’s Cigar Lake uranium deposit in Canada, during the second half of 2006 removed approximately 18-20 million pounds of expected production from the global market place, causing the uranium price to surge to the upside. During the second half of 2007, the spot price of uranium continued its uptrend to approximately US $138 /lb, before declining to the mid US $40 /lb range, rebounding slightly to approximately US $53 /lb in November 2008.  The long-term contract price is presently in the low US $70/lb range

In 2008, the Company continued to execute its strategy of advancing its core Wyoming and New Mexico properties towards production. However, the quarter ending September 30th 2008 was

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Performance Summary and Update (cont’d…)

impacted by unprecedented stock market volatility, a decline in the spot price for uranium to the US mid$40 /lb range, and tight credit markets. Management has little visibility going forward with respect to the capital markets as, which the Company may rely upon, in addition to possible partners, to fund its full program to achieve production on its uranium projects. As a result, the Company has implemented a set of cost cutting measures to preserve working capital. All programs are under review and discretionary expenditures are being cut or significantly reduced. Secondary projects will be deferred. Continued priority will focus on the primary Gas Hills and Roca Honda projects.

A table highlighting uranium projects with NI 43-101 and historical resource summaries is found in the section titled Uranium Resources Summary by Properties.

Wyoming Properties

Gas Hills Properties

The State of Wyoming historically has continuously produced uranium since the 1950’s. Historically, the Gas Hills Uranium District is the second largest uranium producing region in the United States, having produced over 100 million pounds of U3O8 until operations ceased in the 1990’s due to declining uranium prices. Management believes that sufficient uranium resources exist on its Gas Hills properties to warrant future development.

During 2007, Strathmore announced that it had increased its land holdings in the Gas Hills to in excess of 33,000 acres (12,950 ha). The Company is now the largest land holder of uranium properties in the Gas Hills, which includes a 100% interest in six near-surface open pit deposits with historical resources. As a result, the Gas Hills now makes up the Company’s core uranium land holdings in Wyoming,. The deposits include George-Ver, Loco-Lee, Bull-Rush, Frazier LeMac, Andria, East Day Loma, and New Rock Hill (See below: Uranium Resources Summary by Property for additional detail). Permitting has been underway since late 2006, beginning with the George-Ver Property. Future production is based on the assumption that a custom milling agreement can be obtained at the nearby Sweetwater Mill, which is owned by a global mining company. This mill is not presently in operation.  In January 2008, the Company acquired an option agreement to purchase an existing NRC license and additional private mineral rights containing known uranium mineralization in the Gas Hills Uranium District. The NRC (Nuclear Regulatory Commission) license covers a historic mill site. It will be evaluated to determine if it can be used for a new mill or ore heap and/or vat leach facility in the Gas Hills. The private mineral rights are adjacent to existing Strathmore land holdings in the Gas Hills District and would be incorporated into new and expanded mining and milling scenario. During the quarter the Company began evaluating this potential mill location, as a possible alternative milling site, should a custom milling agreement with the Sweetwater Mill be unobtainable. Strathmore shall

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Performance Summary and Update (cont’d…)

Wyoming Properties (cont’d…)

Gas Hills Properties  (cont’d…)

have one year to evaluate the acquisition of the NRC License and uranium properties and any obligations associated with the option agreement.

On April 17, 2008, the Company announced it had staked additional lands in the Gas Hills known as the Amazon and Sunset deposits. Historical resources total 2.1 million lbs U3O8. These newly acquired properties complement Strathmore's existing Gas Hills deposits.

The Company expects to continue its main focus on evaluating and permitting its Gas Hills properties during 2008, with the intent of submitting a mine permit application by the first half of 2009. First production in the Gas Hills is subject to receiving approval of the mine permit from government regulatory authorities, in addition to thoroughly evaluating the two milling options previously outlined.

Sky Property

The Sky Property consists of 50 unpatented mining claims totaling 1,033 acres (418 hectares) located in the Gas Hills Uranium District. Sky is Strathmore’s first project in Wyoming to begin data collection activities for permitting purposes. In August 2007, Strathmore and Yellowcake Mining Inc. completed a formal Joint Venture Agreement on the property to finance the development of the property.

During the fourth quarter of 2007, the Company began the installation of groundwater monitor wells. However, rig difficulties were encountered and the drilling was terminated. Future development plans have been deferred.

During the six months ending June 30, 2008, both Strathmore and Yellowcake mutually terminated the agreement to jointly develop the Sky property.

Jeep Property

The Jeep Property comprises 152 claims totaling 1,270 hectares (3,140 acres). In July 2007, the Company completed a NI-43-101 technical report in and a first phase 4000m exploration drill program. In August 2007, a formal Joint Venture agreement with a revised expenditure schedule was signed with Yellowcake Mining Inc. During the six months ending June 30, 2008, Strathmore terminated its agreement with Yellowcake Mining Inc. on the Jeep Property.

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Performance Summary and Update (cont’d…)

Wyoming Properties (cont’d…)

Pine Tree-Reno Creek Property

The project consists of approximately 16,000 acres (6,475 hectares) located in the central Powder River Basin in Campbell County, Wyoming. In September 2007, the Company completed a formal Joint Venture Agreement with American Uranium Corporation (“AUC”) over several nearby properties (Pine Tree, Four Mile Creek, West Reno, State and Private leases). In January, 2008, Strathmore and American Uranium announced an amendment to this agreement. American Uranium agreed to increase its exploration and development expenditures from US $5 million to US $ 12.375 million to earn an initial 22.5% interest in the project. With this amendment, Strathmore has agreed to rescind its 11% buyback provision under the terms specified by the original agreement. All other terms as per the original agreement remain unchanged, including total expenditures of US $33 million required to be spent by American Uranium to earn a 60% interest. In addition, the Company completed and SEDAR filed a NI 43-101 technical report for the West Reno Creek Property. During the quarter ending June 30, 2008, a SEDAR filed NI 43-101 report was filed for the Southwest Reno Creek Property. The West Reno Creek property comprises about 15% of the total size of the project, while the Southwest Reno Creek totals approximately 17% of the entire Pine Tree Reno Creek project.

Juniper Ridge Project

The Juniper Ridge Property is located in the Poison Basin Uranium District of south-central Wyoming. The Company added 73 lode mining claims to the project during the summer of 2008, bringing the total number of claims to 201, in addition to one State of Wyoming Mineral Lease.  The project now totals 4,793 acres (1,940 Hectares).

During the third quarter of 2008, the Company reviewed new data, which allowed for an updated historical resource estimate at its Juniper Ridge Project. The historical Measured & Indicated resource totals 5,971,000 tons grading 0.063% U3O8 for 7,539,000 pounds. This Measured & Indicated resource is not NI 43-101 compliant.

Permitting activities on the property are ongoing. The Joint Venture recently received permits to begin the installation of six wells to monitor groundwater.  Upon completion, pump tests will be performed to determine the hydrologic characteristics and samples will be obtained to determine baseline water quality.   In addition, plans for extensive exploration drilling to increase the extent of the known mineralization are under preparation.

During the quarter ended June 30, 2008, Strathmore amended its agreement with Yellowcake Mining Inc. on the Juniper Ridge property. The amended terms are:

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Performance Summary and Update (cont’d…)

Wyoming Properties (cont’d…)

Juniper Ridge Project (cont’d…)

Yellowcake shall contribute exploration and development costs totaling a minimum of $8 million, subject to a $500,000 annual minimum as outlined in the following schedule

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$764,518 not later than May 1, 2008, which has been completed.

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A minimum of $300,000 not later than September 1, 2008.

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A minimum of $500,000 not later than December 31, 2009.

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The balance of the $8 million as agreed by both Parties based on the availability of financing, but in any case not later than December 31, 2012.

The $300,000 payment due September 1, 2008, has yet to be paid. The Company has notified Yellowcake Mining that it is delinquent, and has requested payment owing. It is uncertain as to whether the funds owing will be collected.

South Dakota Property

Chord, South Dakota Project

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $59,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  The property lease was subject to a 2% gross production royalty.

On July 7, 2008, the original lease terms expired and the Company acquired a 100% interest in Chord project, free of royalties, for cash consideration of US$998,000.

After the Company acquired the Chord project, it entered into a Letter of Intent with Great Bear Uranium Corp. (“Great Bear”).  This enables Great Bear the option to acquire a 100% interest in the Chord Uranium Property located in South Dakota, USA.  In order to earn a 100% interest, Great Bear will be required to make total cash payments of $4,100,000 to the Company in accordance with the following schedule:

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$100,000 within three days following the date (“Effective Date”) of execution and delivery of a formal agreement

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$300,000 not more than 90 days after the Effective Date

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Performance Summary and Update (cont’d…)

South Dakota Property

Chord, South Dakota Project (cont’d…)

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$400,000 before the first anniversary of the Effective Date;

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$600,000 before each of the second and third anniversaries of the Effective Date;

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$900,000 before the fourth anniversary of the Effective Date; and$1,000,000 before the fifth anniversary of the Effective Date.

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Great Bear’s acquisition of the Chord project is subject to the execution of a definitive agreement, technical and legal due diligence by Great Bear.

Negotiations to complete a definitive agreement are continuing.

New Mexico Properties

Roca Honda Project

The Roca Honda property represents the Company’s most significant uranium resource with a NI 43-101 compliant, measured & indicated resource of 17,512,000 lbs U3O8, and an inferred resource in excess of 15.8 million lbsU3O8.

In July 2007, the Company completed the Joint Venture agreement with Sumitomo Corp. of Japan to develop the Roca Honda Project. Under the terms of the completed definitive agreement, subsidiaries of Strathmore and Sumitomo have formed a 60/40 limited liability company (LLC) to affect the joint venture. Under the agreement:

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Sumitomo has paid Strathmore an additional US $900,000 as part of its initial US $1,000,000 total cash payment to Strathmore for entering the joint venture agreement. US $100,000 was previously paid pursuant to the previously executed Exclusivity Agreement;

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The initial purpose of the joint venture will be to undertake and complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the feasibility study;

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Performance Summary and Update (cont’d…)

New Mexico Properties (cont’d…)

Roca Honda Project (cont’d…)

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Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo elects to participate in the development, it will make a pre-determined additional lump sum contribution to Strathmore. Following a positive investment decision by both parties, Strathmore and Sumitomo will together pursue the development and mining of uranium at the Roca Honda project;

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Strathmore and Sumitomo will enter into a Sales and Marketing Agreement whereby Sumitomo will market uranium produced from the project; and Sumitomo will have the right to enter into new projects that Strathmore undertakes as a joint venture partner in New Mexico.

The Company continues permitting activities at Roca Honda which began in 2006. The installation of four monitor wells has been completed. Each well was drilled to depths of approximately 2,000 feet (610 m) and will enable the Company to obtain vital geologic and hydrologic information, in addition to further defining the ore body and providing samples for initial mill process studies. On completion, pump tests will be performed on each of the four wells to determine baseline water quality. Planning for the installation of meteorological and radiological monitoring stations was begun, which will allow of the collection of background data for mine design and operations planning. These data are necessary as part of a mine permit application, which is expected to be submitted by the first half of 2009, should a positive production decision be given by the Joint Venture. The planning process for the construction of a mill in New Mexico to support the Roca Honda resource is also continuing. Initial site studies for the mill and tailings, as well as mill process design studies, supported by the recent drilling program are underway. The Company's engineering consultants have completed the 30% design of the mill. It will be advanced to a 60% design for use in the NRC license application, which is expected to be submitted no later than the first half of 2010.

During installation of the second monitor well, a new uranium zone was discovered. This zone is located in Section 16, a previously unexplored area of the property. In total, two of the four monitor wells tested identified significant new uranium mineralization outside the known uranium deposit.

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Performance Summary and Update (cont’d…)

New Mexico Properties (cont’d…)

Dalton Pass

The Dalton Pass property comprises approximately 1320 acres (534 Hectares) of federal lode mining claims. In July 2007, the Company signed a Letter-of-Intent (LOI) with Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) to explore and develop the Dalton Pass Property. During the 4th quarter of 2007, the Company and Uranium International Corp. completed the agreement to jointly develop the property. Under the final terms of this agreement, the Company granted UIC the right to earn-in a 65% interest in the project.

Subsequent to the quarter ending September 30th 2008, Strathmore terminated the Dalton Pass joint venture agreement as a result of Uranium International not being able to comply with the terms of the agreement. Strathmore retains its 100% interest in the project.

Nose Rock

The Nose Rock Project is located northeast of Crownpoint within the Grants Mineral Belt in the State of New Mexico. The Company acquired the property through mineral leases or by claim staking and the Nose Rock Project as a whole consists of approximately 5,000 acres (2,023 Ha) of land. On September 14, 2007, Strathmore completed an agreement with Uranium International Corp (formerly Nu-Mex Uranium Resources Inc) to earn-in up to a 65% interest in the Nose Rock Project.

Subsequent to the quarter ending September 30th 2008, Strathmore terminated the Nose Rock joint venture agreement as a result of Uranium International not being able to comply with the terms of the agreement. Strathmore retains its 100% interest in the project.

Uranium Resources Summary by Property

The following table updates the Company's uranium resources as at September 30, 2008. New property additions include the Andria, East Day Loma, and New Rock Hill projects in Wyoming's Gas Hills, and the Marquez Property in New Mexico. Additions and changes are anticipated over the following year as drilling databases are acquired and analyzed. The table includes NI 43-101 compliant (Measured and Indicated, and Inferred), and historical resources as defined by the results of exploration completed by previous mining companies. It revisits previously released information and adds the new historical and/or NI 43-101 resources where appropriate. The Company’s primary Gas Hills, Wyoming and Roca Honda properties are in bold.

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Uranium Resources Summary by Property (continued)

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U 3O 8	lbs/U 30 8
Wyoming
Gas Hills (George-Ver, Bullrush, Loco- Lee), WY	Federal American Partners (1984)	Historical: Measured & Indicated	6,131,504	0.069	8,440,490*
Gas Hills Frazier LeMac, WY	Pathfinder (1996)	Historical: Measured & Indicated	696,327	0.11	1,522,000*
Gas Hills: Andria, WY	Federal American Partners (1984)	Historical: Measured & Indicated	739,565	0.06	949,100*
Gas Hills: East Day Loma, WY	Energy Fuels (1978)	Historical: Measured & Indicated	456,096	0.21	1,940,945*
Gas Hills: New Rock Hill WY	Adobe/Union Carbide (1977)	Historical: Measured & Indicated	900,000	0.05	900,000*
Gas Hills: Amazon: Gas Hills: Sunset	Federal American Partners (1984)	Historical: Measured and Indicated	284,572 1,394,924	0.064 0.065	365,019* 1,812,376*
Gas Hills, (Jeep), WY	Federal American Partners (1984) C. Snow, 43-101, (2007)	NI 43-101: Measured & Indicated NI 43-101: Inferred	316,636 152,762	0.08 0.05	483,395 168,003
Reno Creek, (West Reno), WY	Rocky Mountain Energy (1986) C. Snow, 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	5,677,929 2,633,800	0.065 0.065	7,433,499 3,406,771
Pine Tree, WY	Pathfinder (1980)	Historical: Measured& Indicated Historical: Inferred	1,947,000 625,000	0.07 0.06	2,646,000* 750,000*
Sec. 36 SW Reno Creek, & Claim Group, WY	TVA/Rocky Mountain Energy (1986) C. Snow 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	2,590,943 1,163,130	0.068 0.057	3,526,495 1,327,635
SWD Claims Area, WY	Utah International/ Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	497,000 271,000	0.09 0.08	944,000* 400,000*
FMC Claim Area, WY	Rocky Mountain Energy (1986)	Historical: Measured & Indicated	1,992,000	0.09	3,670,000*
Ketchum Buttes, WY	Pathfinder (1980)	Historical: Measured & Indicated	1,135,000	0.064	1,454,900*
Juniper Ridge (Red Creek),WY	Urangesellschaft (1978)	Historical: Measured & Indicated	5,971,000	0.063	7,539,000*
Copper Mountain, WY	Anaconda (1997)	Historical: Indicated & Inferred	45,570,00	0.027	24,607,800*
Sky Project, WY	Exxon & Pathfinder (1980) C. Snow, 43-101, (2007)	NI 43-101: Indicated NI 43-101: Inferred	668,688 55,086	0.07 0.05	948,098 54,496

Uranium Resources Summary by Property (cont’d…)

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U 3O 8	lbs/U 30 8
New Mexico
Roca Honda, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2006)	NI 43-101 Measured & Indicated NI 43-101 Inferred	3,782,000 4,546,000	0.23 0.17	17,512,000 15,832,000
Church Rock, New Mexico ock, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2005)	NI 43-101 Measured & Indicated NI 43-101 Inferred	6,221,467 1,950,560	0.10 0.09	11,848,007 3,525,342
Roca Honda North, New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated	87,000	0.18	312,000*
Marquez, New Mexico	Kerr McGee (1980)	Historical: Measured, Indicated & and Inferred	2,754,000	0.17	9,362,000*
West Largo , New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated Historical: Inferred	20,000 362,000	0.12 0.21	46,000* 1,534,000*
Nose Rock, New Mexico	Phillips Uranium (1979)	Historical: Measured & Indicated	6,694,217	0.135	18,230,955*
Dalton Pass , New Mexico	Pat hfinder (1980)	Historical: Measured & Indicated Historical: Inferred	3,470,000 459,000	0.07 0.085	4,735,000* 765,000*
Sec. 2 13N 9W ( New Mexico state lease)	Homestake (1979)	Historical: Inferred	198,665	0.167	665,268*
Chord, South Dakota	Union Carbide/TVA (1998)	Historical: Measured, Indicated & Inferred	1,727,000	0.11	3,800,000*

*The foregoing historical resource estimates presented in the table above were completed prior to the implementation of the NI 43- 101 requirements. Given the quality of the historic work completed on the properties in Wyoming and New Mexico discussed herein and the production history of Gas Hills Uranium District and the Grants Mineral District, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101

All NI-43-101 reports referenced in this table can be reviewed in their entirety on SEDAR, www.sedar.com or the Company's website, www.strathmoreminerals.com

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Management and Board Changes

On September 26th, Mr. Dev Randhawa, Chairman and Director, resigned from the Company. Mr. Randhawa, who founded Strathmore in 1996, and positioned the Company as an early uranium participant, determined that it was necessary to predominantly focus on his role as CEO of Fission Energy Corp. Fission was spun out of Strathmore as a separate company and distributed to its shareholders in 2007. Concurrently, Mr. Ralph J. Goehring was appointed to the Board as an independent Director.

Results of Operations

For the third quarter 2008, the Company incurred a net loss of $3,932,226 or $0.05 per common share, compared with a net loss of $2,010,938 or $0.03 per common share for the third quarter of 2007. General and administrative expenses for the third quarter 2008 totaled $1,143,485, compared to $2,250,915 for the third quarter 2007. The third quarter increase in net loss is attributed to a decrease in interest income due to lower cash balances and an other than temporary impairment on the Company’s investments in American Uranium Corp., and Yellowcake Minerals Ltd. Decreased general and administrative expenses in the third quarter 2008 compared to the third quarter 2007 can be attributed to reduced consulting and professional fees along with a decrease in stock based compensation expense.

The net loss for the nine months ended September 30, 2008 totaled $14,880,862 or $0.21 per common share, compared to a net loss of $3,046,541 or $0.04 per common share recorded in the prior comparative period. The current period reported no future income tax recovery and less interest income when compared to same period of 2007. The decrease in interest income for the current period is due to lower cash balances. During the last two quarters, the Company recorded an other than temporary impairment on its investments of $11,207,230 in American Uranium Corp. and Yellowcake Minerals Ltd.

Selected Annual Information

	2007	2006	2005

Income (loss) for the year	$ 4,753,758	$ (2,310,688)	$ (1,622,502)
Total assets	42,220,535	53,490,354	30,770,777
Total liabilities	4,239,279	724,055	185,647
Shareholders’ equity	37,981,256	52,766,299	30,585,130

Basic earnings (loss) per share	0.07	(0.03)	(0.03)
Diluted earnings (loss) per share	0.06	(0.03)	(0.03)

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Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2008	Net Income (loss)	(1,100,250)	(9,848,386)	(3,932,226)
	Basic earnings (loss) per share	(0.02)	(0.14)	(0.05)
	Diluted earnings (loss) per share	(0.02)	(0.14)	(0.05)

2007	Net Income (loss)	(0.02)	(0.14)	(0.03)	0.13
	Net Income (loss) per share	(0.01)	(0.02)	(0.01)	(0.01)
	Diluted earnings (loss) per share	(0.01)	(0.02)	(0.01)	(0.01)

The expenses incurred by the Company are typical of junior exploration companies that have not yet established mineral reserves.  The Company’s expenditures change from quarter to quarter as a result of non-recurring activities or events.

Liquidity

Working Capital

Working capital was $8,424,094 as at September 30, 2008 compared with 15,242,994 at December 31, 2007. The decrease of $6,818,900 was mainly due to cash used in operations and mineral property investing activities.

Cash flows

Cash increased by $448,077 to $3,348,173 in YTD (year to date) 2008. Cash flows used in operating activities were $1,625,532 in YTD 2008 compared with $4,602,956 in YTD 2007.  The decrease was largely attributable to the timing of cash payments. Cash flows used in investing activities increased by $2,072,209 for YTD 2008 compared with cash outflows of $632,001 for YTD 2007 as expenditures on mineral properties were reduced. Funding from partners of joint ventured properties allowed the Company to conserve its cash resources while still continuing exploration. Cash flows from financing activities were $1,400 for YTD 2008 a decrease from $2,950,738 for YTD 2007 as a result of fewer exercises of stock options and warrants.

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Liquidity (continued)

Cash flows (continued)

An internal review found that Strathmore has no exposure to sub-prime mortgage paper. The Company’s cash balances are managed by two professional portfolio managers and are invested in a diversified fixed income portfolio of government backed and corporate securities. The Company does not have any operating revenues as a junior resource company engaged in mineral exploration and development. The Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only from investment income on cash reserves held.  The Company expects investment income on cash balances to be the only source of its income for the next several years. The current financial credit crisis and market correction are of great concern to management. As a result of the unprecedented market volatility, management has little visibility with respect to capital markets in the foreseeable future.  It may take many months to get through this difficult period, and the Company is making the necessary planning adjustments in order to preserve capital, yet continue to move forward with certain commitments on its advanced uranium projects. However, should the crisis be prolonged, it may become very challenging to secure financing necessary to advance the Gas Hills and/or Roca Honda projects to the production stage.

Financing, Principal Purposes and Milestones

During the nine months ended September 30, 2008, the Company conducted no placements of its common shares.

During the year ended December 31, 2007, the Company completed its Form 20-F Registration in the United States, and is now a fully reporting issuer with the United States Securities and Exchange Commission. This voluntary registration requires the Company to submit timely filings under Form 6-K and an annual filing under Form 20-F, and places the Company under the regulatory jurisdiction of the SEC. Management believes that such increased availability of corporate data will assist investors in the United States to better evaluate the Company. Strathmore is also presently reviewing alternatives for an exchange listing in the United States.

Change in Accounting Policy

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Charted Accountants (“CICA”).  These accounting policies were adopted on a prospective basis without restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

(i)

CICA Section 1400, Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

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Change in Accounting Policy (continued)

(ii)

CICA Section 1535, Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed.  This standard requires the Company to disclose, based on the information provided internally to the entity’s key management personnel, (1) qualitative information regarding the Company’s objectives, policies and processes for managing capital; (2) quantitative data about what the Company manages as capital; (3) whether the Company has complied with any externally imposed capital requirements; and (4) if it has not complied, the consequences of such non-compliance (Note 9).

(iii)

CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation

These sections replace CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation.  These new sections incorporate any of the disclosure requirements of Section 3861, but place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the Company manages those risks (Note 10).

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010.  This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

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Recent accounting pronouncements (continued)

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies.  At this time, the impact of adopting IFRS cannot be reasonably quantified.  During the remainder of 2008, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS.  If the Company decides not to early adopt the standards, the actual conversion work will occur during 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet which will be required for comparative purposes for all periods ending in 2011.

Capital Resources

For the nine months ended September 30, 2008, the Company had not entered into any property option agreement that require the Company to meet certain yearly exploration expenditure requirements. With the exception of the Company’s Roca Honda property, exploration partners are required to fund exploration in advance of expenditure. Over five years, the Company will fund 60% of a $US 27.2 million feasibility study for Roca Honda.

Outstanding Share Data

As at November 19, 2008, the Company has 72,458,911 common shares issued and outstanding. The Company also has 6,497,000 incentive stock options ranging in exercise price from $0.60 to $2.80.

Transactions with Related Parties

During the nine months ended September 30, 2008, the Company paid or accrued management consulting fees in the amount of $214,101 to a company controlled by Devinder Randhawa, the Chairman of the Company. Management consulting fees of $132,900 were paid or accrued to a company controlled by Steven Khan, the President of the Company. David Miller, the Chief Executive Officer and Chief Operating Officer received $200,532 for his services. Dieter Krewedl, a director of the Company, received $11,158 for his services. Bob Hemmerling, the Secretary of the Company, received $55,000 for his services. Patrick Groening, the Chief Financial Officer, received $82,672 for his services. In addition, Directors’ fees in the amount of $21,000, $20,500, $22,750, $22,500, and $22,750 were paid to Devinder Randhawa, David Miller, Dieter Krewedl, Ray Larson, and Mike Halvorson, respectively.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Transactions with Related Parties (continued)

An officer of the Company is also a former director of Yellowcake. The officer of the Company was a director of Yellowcake during the time the options on the Jeep and Sky properties were granted.

Contingency

The Company has received three claims for services allegedly performed on its mineral properties. In aggregate these claims amount to $330,450. The parties have commenced legal proceedings against the Company.  The Company unequivocally rejects these claims and is actively defending itself.  No amount has been accrued in these financial statements in respect of the claims as the outcome is not determinable.

Financial Instruments

The Company's financial instruments consist of cash and equivalents, short term investments, receivables, investments, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates. See related notes 10 and 11 in the interim financial statements for the period ended September 30, 2008 for additional information.

Subsequent Events

Subsequent to September 30, 2008, the Company:

(a)

Cancelled 5,947,000 stock options and granted 5,357,000 stock options at price of $0.41 that expire November 10, 2013.

(b)

Terminated its agreements with Uranium International Corporation for Dalton Pass and Nose Rock mineral properties.

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